April 3, 2006

David R. Humphrey, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ArvinMeritor, Inc.
Commission File No. 1-15983
Form 10-K for the fiscal year ended October 2, 2005

Dear Mr. Humphrey:

This letter responds to the additional comment of the staff of the Securities and Exchange Commission on the above referenced Annual Report on Form 10-K of ArvinMeritor, Inc. (“ArvinMeritor” or the “company”). The staff’s comment was made in a letter dated March 24, 2006, to James D. Donlon, III, Senior Vice President and Chief Financial Officer of ArvinMeritor. The staff’s additional comment, followed by ArvinMeritor’s response, is set forth below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 24

1.

We note your responses to our previous comments 1 and 2 as well as your revised disclosures filed in your Form 8-K on February 28, 2006. The revised narrative disclosures on pages 2 and 9 of your filing appear to be appropriate. However, we continue to believe your explanation in support of inclusion of the non-GAAP measure “cash flow from operations before accounts receivable securitization and factoring program” is overly general in nature; the explanation provided in the financial statements and MD&A included in the Form 8-K appears to be substantially similar to the original unacceptable explanation. Further, the use of such a measure in a filed document when the adjusted item is recurring does not appear to be supportable in these circumstances. Finally, the subtotals and descriptions used in the non-GAAP financial measures are confusingly similar to titles and descriptions used for GAAP financial purposes. As such, please remove all references to this non-GAAP measure throughout your filed documents in accordance with the requirements of Item 10 of Regulation S-K.

Response –In future filings, the company will discuss operating cash flows in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on a GAAP basis, and will remove all references to the term “cash flow from operations before accounts receivable securitization and factoring program.”

Securities and Exchange Commission

April 3, 2006

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; that staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or would like to discuss our responses to your comments, please contact the undersigned at 248/435-6105.

Sincerely,

ARVINMERITOR, INC.

By: /s/ James D. Donlon, III
James D. Donlon, III

Senior Vice President and
Chief Financial Officer

cc:	Amy Geddes, Esq.
Margery Reich, Esq.